Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on October 5, 2021.

Harry Duran: If you’re starting a vertical farm and don’t know where to begin or which technology would suit your needs, then reach out to the experts at Cultivatd. As indoor farm brokers, they help connect you to the right technology and ensure your project is successful. Best of all, their service is free because they work on behalf of their partners. Visit cultivatd.com to learn more. That’s spelled C-U-L-T-I-V-A-T-D.com, or click the link in the show notes.

Craig Hurlbert: There is really passionate excitement about the potential for growing products that are better for the consumer, no herbicides and pesticides. Just the whole story of CEA generally and Local Bounti specifically has been really powerful in our ability to add talent.

[music]

Announcer: Welcome to the Vertical Farming Podcast, weekly conversations with fascinating CEOs, founders, and ad tech visionaries. Join us every week as we dive deep into the world of vertical farming. With your host, Harry Duran.

Harry: Craig Hurlbert, co-founder, and co-CEO of Local Bounti, thank you for joining me on the Vertical Farming Podcast.

Craig: Harry, great to be with you. Excited.

Harry: Have you done a lot of podcasts interviews lately?

Craig: I’ve done a few.

Harry: Okay.

Craig: It seems to be they’re ramping up a little bit, a lot of interest in Local Bounti. Yes, it’s ramping up, but I’ve really looked forward to this one. I enjoy your work.

Harry: Thank you so much. It’s been a fantastic journey. What I’m doing is, as I’m learning about the industry, I’m taking my listeners along for the ride. I love telling origin stories. I’ve got another podcast that I’ve been doing since 2014. I love to just follow that curiosity thread. [chuckles] I think it takes you a long way.

Craig: I think it’s really important that your listeners have an opportunity to hear different perspectives and really round out their understanding of such an important part of our economy, such an important part of our future just as human beings. I applaud you for what you’re doing. I’ve been excited. I’ve had this one circled on the calendar.

Harry: Thank you so much. Where’s home for you now?

Craig: My home residence is Houston, Texas, just north of Houston in The Woodlands, but I was born and raised in Montana. I’m a fourth-generation Montana boy. I come from a family of farmers.

Harry: A couple of points I want to cover there, but Houston is top of mind because my brother and my sister in law, they live in New Orleans. He just had evacuated, so they are in Houston. I think they’re heading back soon, but they had family there, so they had to camp out there for a while.

Craig: Houston is famous candidly for bringing open arms to everyone along the gulf that has issues, and Katrina, Ida, we have been known for bringing people in. In fact, I believe during Katrina, I think a hundred thousand people ended up moving into Houston full time. It’s a great city. It’s an international city. It’s an entrepreneurial city and a city with a huge heart.

Harry: Definitely. It’s interesting because I was looking in your background and you’ve got decades of experience in energy, so I imagine it’s a topic that’s always top of mind for you, and given what happened recently, I just read, there was a natural gas plant, I believe, built-in new Orleans that was supposed to kick in when this happened, and it didn’t. I’m wondering how you think about these challenges that we face going forward, especially with everything that’s happening, and all these natural disasters just keep getting bigger and bigger or consistently large every year.

Craig: It’s such an important topic. I think there are people that are believers in climate change and then there’s people that aren’t believers in climate change. I think everybody agrees that the climate cycles have become more violent, for sure in most of our adult lifetimes. No matter which camp you’re in, it’s impossible to argue that things are definitely changing or we’re in a different trend, whichever camp you fall in. I think it’s impacting all industries.

It’s definitely impacting those that are fundamental to human life. We’re going to talk about the food industry, but to lose a power plant in the middle of a city that needs power is really can be catastrophic. Especially for those of you viewers in the north, you don’t have to deal with the heat and humidity that they have in New Orleans this time of year. It could be deadly not to have air conditioning or at least some form of energy to be able to cool the air. It’s a massive issue. The whole climate change, climate cycle topic has a massive impact on agriculture, a huge impact on energy, just a big impact on human life, candidly.

Harry: We also saw it recently in Austin as well. There’s a different weather cycle there and the fact that they have an independent grid, and I’m just curious, in your experiences, and you obviously have you spent a lot of time at GE studying topics like this, and I’m wondering how you think about ways we can think about it differently, or is there anything that we can be doing differently to tackle this problem?

Craig: Yes, I can tell you it’s a very complicated and challenging topic, which is why I think we are where we are in certain places. I do believe there are certain regulations that have hindered common sense progress. I think we see that in the agricultural business as well. There are certain regulations that’s helped. I think our move quickly or our desire to move more rapidly into renewable energy has cut out a bunch of what I’d call reliable 24/7 365 power supplies that are less renewable but are more reliable.

That has created some challenges for the different grid systems around the United States. I don’t think anyone’s denying we need to move more and more towards the renewable side of things. I think we’re all on board with that. I think the tempo and the pace at which we do that is critical because I think we’re realizing that, in Texas, we had a freeze that killed a bunch of people this winter if you can believe that. How is that possible in Texas?

Harry: That was strange, yes.

Craig: There’s a lot of theories as to why that happened, but we didn’t have reliable power, and there’s a lot of good reasons as to why it wasn’t there when we needed it. I think we’re going to need a common-sense approach to our transition to renewables. I think we’ll get there over time, but in the meantime, we’re going to have some growing pains. I think we’re feeling that right now.

Harry: How was your time at BrightMark Partners? How was that helpful for you in terms of thinking— I imagine you worked with a lot of different companies in a lot of different industries, and I’m wondering what some of the takeaways are there with some of the companies you saw.

Craig: I think in order to get to BrightMark, I need to start at GE. I can do it pretty quickly and work my way through and then get to BrightMark because it’s a very important question. My career started in investment banking. I ended up at GE, where I had an opportunity to really be at GE in the glory days during the Jack Welch glory days. I had an opportunity to really learn how to behave as an executive, and learn how to operate things.

Most importantly, I had an opportunity to build a global salesforce inside of a fast-growth company at GE Power Systems. My last quarter at GE, we did over a billion dollars in backlogs. We were doing things all over the world in the energy space, primarily the power generation space. In that era, people that performed at GE had that pedigree, were very popular with recruiters. My next logical step was to become a CEO, which I did in 1999. Over the next 14, 15 years, I ran two different businesses, both of which had exits.

We did all kinds of things. We did all the air conditioning on the Palm Island, on the Crescent of the Palm. If you’re familiar with the palm tree in the middle of the ocean, we did a 120,000-ton air conditioning project there, many other large-scale projects in the Middle East on a commercial air conditioning basis.

We did a bunch of HVAC solutions for over 400 power plants all over the world, 33 countries to be exact. We also helped many of the large data center companies, builders solve the HVAC solutions for data centers. A tremendous amount of experience between GE and the two companies I just mentioned. Then Travis Joyner and I, my co-founder, co-CEO, my best friend, we started BrightMark Partners to really pull on his experience and my experience to bring it to bear for entrepreneurs that had businesses that we’re trying to grow their companies.

We were investing primarily in water, energy, and agriculture. Those are the areas we were looking at. I think I’m so thankful that my journey took me where it did because I’ve had an opportunity to work with so many great people, but really had an opportunity to learn how the world works and what’s really important in terms of introducing new technology and getting that technology to stick.

That learning that I went through prior to BrightMark really played huge dividends inside of BrightMark. Dealing with those early-stage companies is so much fun. It’s challenging, but it’s so much fun because there’s so much passion and energy. Now, here we are at Local Bounti, which came out of BrightMark, and now we’ve shut everything down inside of BrightMark and we’re only focused on Local Bounti.

Harry: I can only imagine the experiences you had, especially at GE. I’m a child of the ‘80s, so I’m very familiar with the GE commercials. “We bring good things to life,” it was just that very popular trademark that it was just prevalent and everyone associated GE with energy, but also on the business side, Jack Welch is one of the icons in terms of business leadership. I’m curious, it’d probably be a long list, but are there some mentors that come to mind in your time at GE that really stand out?

Craig: For sure. I met Mr. Welch on several occasions and he just had a presence about him that was unique. In my lifetime, you just don’t meet people like that. I could give you- I know we don’t have enough time, but I could give you several stories about meeting him and being around him that still to this day inspires me.

Harry: What’s one that stands out?

Craig: I went to- they had a college, GE owned a college called Crotonville where they sent their high pots or high potential people. I had an opportunity to go up there a couple of times, and in one particular case, it was a three or four-week-long course. It was all about how to behave as a GE executive, and in the last week, Jack Welch would come and spend two days with us, which was really neat. They had a bar on campus, so we’d go to the bar afterward, he’d tell stories.

He was such a personable, easy-going person to be around, but here we are 72 people in a big oval with Jack down at the bottom. He said, “Everybody, take a minute to introduce yourself.” We’re going around the room, and one of the people worked at NBC, and at NBC, they had a Friday night- I think it was ER at that time. You probably remember the TV show. He said, “My name is so-and-so. I’m at NBC in Rochester, and I’m responsible for this and this,” basically the whole operation, and Jack said, “Hey, I was looking at the ratings last Friday night. They weren’t very good,” or last Thursday night, whatever it was, “They were a little off,” and I thought, “Wow, that’s unbelievable.”

Harry: Wow.

Craig: Yes, and he did that all the way around. What should have taken an hour to do all the introductions took like three hours because he interacted with everybody, including myself, on what I was doing. I’m guessing on the helicopter ride over, he got downloaded, but even if that was the case, just an impressive individual. I think what it taught me watching that was CEOs have to know what’s going on. They have to have a good feel.

I said at the time when I left GE, not long after that experience I just talked about, I sold all my stock in GE. The reason was we all knew Jack was retiring. I spoke to my friends at the time. There’s no human being on Planet Earth that could do what that guy’s doing because he had built it and had watched it kind of get to that point. He had all of these innate feel for what was going on, and I just can’t stress enough the importance of my time at GE, not just because of Mr. Welch, but so many other smart people I had the opportunity to work with there.

Harry: Yes. Someone like that I’m sure leaves an impression and is really the face, it’s kind of the Steve jobs or the Bill Gates of their generation, but just to have some time in his presence, it must have been really exciting, especially as you’re coming up and learning because when you’re coming up, and I was in corporate for 20-plus years, worked at JPMorgan Chase and E-Trade, and my boss was-- We talk about some of the lessons learned and pass on books and stuff like that. There’s a lot of learnings that have gotten passed down, I’m sure, multiple generations, yes.

Craig: Absolutely, 100%. His legacy lives on through many of us that are applying the parts of what we learned that are appropriate for the businesses we’re running. There’s a whole lot of GE folks out there today that are no longer with GE that are doing big things. We all look at GE, we’re like, “It’s a very complicated business, and their CEO is doing the best he can do, but it’s a long way from where we were in the mid-‘90s.

Harry: Then in between BrightMark and Local Bounti, you also took on the role of chairman at Clearas?

Craig: That started actually a little bit as we’re founding BrightMark, maybe a little bit before. Clearas is a very- what I would say, an innovative water technology company, and also has a farming component to it, which was interesting to Travis and I. Travis and I are both investors. We both sat on the board, Travis just rolled off and I’m still the chairman today, but Clearas has a very bright future in front of us. I’m still involved in that business today, but we have a really strong CEO now and a great board of directors. It’s kind of off to the races.

Harry: What’s the story of how you and Travis met?

Craig: It’s funny. We had some common friends. We were both in Montana and we’re members at the same golf club. There was an event at the club, and both of us got there late and there were no spots left to sit for the dinner, so the staff kindly put this little tiny round table, stuck a candle in the middle of it, put two chairs there and said, “Here you guys go.” We joke to this day, it was our romantic dinner. We’re both married with kids, but we had an opportunity just face-to-face, we’d heard about each other, but we really didn’t know each other.

When that dinner- everybody was out of that room, Travis and I were still sitting there talking. What we learned really quick was his skill set and my skill set are wildly complementary. From that day to today, which is about 10 years, I’d say we live in a zero-drama zone. We haven’t had an argument to this day, and we’ve just been able to accomplish a great deal with zero drama.

Harry: That’s really important, and really some of the strive for us. As a business owner myself now, we run a podcast production agency, but I’m always thinking about this idea of when and how do you have conversations about people that could potentially come on in maybe a founding role, and just like a marriage, it’s a relationship that has to be cultivated, that has to be grown, that has to be nurtured. What would you say if you look back on your relationship as co-founders, what makes it work, and why has it worked for this period of time?

Craig: It’s such an important question because every business deals with this. I mean, we’ve had companies that were owned by husband and wife. We’ve had companies that had founders. We’ve seen it all. I think for Travis and I, the things that jump out for us and why we’ve been able to do a couple of things, be very, very productive and do it in a really positive, fun way.

People, my friends are always like, “Why are you still doing this? What are you doing?” I’m like, “I love being with Travis. I love growing companies. This is who I am and what I love to do.” It’s like that old saying- what is it? Love what you do, you never work a day in your life, something like that. That isn’t to say there aren’t days that are stressful, and you don’t go to bed with your heads circling, like, “Wow, I got so much going on.”

For Travis and I, Harry, a couple of really simple things. I mentioned this earlier. Very, very complementary skill sets. Travis is a PhD, highly intelligent, very data analytic-driven, and just super, super high intellect. I, on the other hand, I’m more of the guy that has the leadership experience and seeing all of the issues, all the people issues, all the supply chain issues. How do you get something built? Do this, do that. That combination is very complementary. That helps a lot. I think if you have two partners that both want to do the same thing, you tend to butt heads a little bit more.

The second thing is, we both have, and we were both raised in a certain way where there’s a healthy dose of humility in both of us. No matter what I tell you today about Craig and Travis, Local Bounti is an amalgamation of a tremendous amount of talent. We’re just representing that talent, and are the voice to that talent. I think when you approach every room you walk into, in this manner, park your ego at the door, walk in, roll up your sleeves, we’re all peers, let’s move things forward. I think things work better. Travis and I are definitely leading by example on that front.

Harry: How would you describe your leadership style?

Craig: I guess the way I’d see myself is I see things other people don’t see. It’s clear as day to me that what role the CEA industry is going to play, it’s just crystal clear. The key is, how do I get other people excited about that? How do we populate the company with the right talent in the right place, and then get everybody really excited about the vision? Then candidly, Harry, just get out of everybody’s way, and be there when something needs to be refereed, but not go overboard, and let your talent do what it needs to do. That’s the way I see myself. I’m guessing if you were to talk to other people, they’d say Craig is really a hard person and all of that.

I think great leaders do have an edge. I can tell you right now, Mr. Welch had a definite edge. His whole thing was the bottom 10% get exited. He had his own way of driving his edge. I think great leaders do have an edge. But I think you can have that edge and still have a big heart at the same time, and I certainly strive to do that. I know Travis does the exact same thing. So we’re eye to eye[unintelligible 00:19:41] on that.

Harry: You said something there that you see very clearly the role the CEA industry is going to have. Can you talk about that, and as we segue into Local Bounti, how even CEA came on your radar when you started to become aware of what was happening in this industry?

Craig: You bet. Let’s start with the last part, I think I’ll get to my look towards the future. Why did Travis and Craig start Local Bounti three and a half years ago? The answer is, as I mentioned, at BrightMark, as you brought up, we were looking to make investments in companies, existing businesses. We’re very structured in the way we do our due diligence. We like data, numbers, and management teams, and things of that nature. We really dug in, and we dug in hard because we both felt that it had a massive opportunity just from the ESG angle, we could see what was coming with traditional agriculture and the struggles that they’re having there. Maybe that partially helped because I grew up on a farm, I could see how things work.

That was a long time ago, but that played a role in our thinking. We started digging in and doing our due diligence on those existing businesses. Long story short, what fell out is we couldn’t find a business that we felt was investible for BrightMark. We view the industry as capital-intensive, high-growth, global, commodity-based products. All of those things are very much what the energy industry is. If you take a look at the energy industry, capital-intensive, global, you’ve got to have good unit economics and it’s a global enterprise.

All of the things we learned in the energy industry, we were layering over as we looked at the CEA space and we were disappointed. We were so excited about the space and we were confused too. We looked at each other said, “Why is this the case? What are we missing here?” We did another round. If I could summarize, the number one reason we did not make an investment in the CEA space as BrightMark was because we didn’t feel any of the companies we looked at had enough focus on unit economics, and without unit economics- this goes all the way back to Jack Welch, without unit economics, you don’t have a business. You may have a hobby. You may have a great R&D thing. You may have a beautiful facility, but you don’t have an underlying business that can deliver products to consumers consistently and returns to shareholders, and do better for the environment. You can’t do it. We were disappointed, as I said, so we said, “Let’s see, maybe this is an opportunity. Maybe the industry is missing something.”

Harry: How many companies would you say you researched?

Craig: At least four in pretty serious detail and several others that just didn’t get far enough.

Harry: Sure.

Craig: Then what I would say on top of that is, as we were doing that research, this was the first part of your question, the vision for what CEA could be really started to emerge for us. We started to get more and more excited about the space and less and less excited about what we were seeing in the space. That left us with quite a conundrum. What are we going to do? We have BrightMark, we’re rocking and rolling, but this is a big miss, and there’s going to be Bs. There’s going to be Bs, billions that are going to be invested in this space on a global basis.

The TAM alone, just for leafy for, what I’ll call, let’s say perishables in that space is 30 billion in the US, less than 1% is indoors today. The TAM, we just kept seeing the TAM, the TAM, the TAM, and then we started looking at unit economics, unit economics and it was all “If we do this, if we do that, it’s out here.”

Harry: I’ll just pause there for, there are some folks that are still learning some of the terms. TAM is the total addressable market, just for folks paying attention at home.

Craig: Thank you, Harry. Yes. The total addressable market is 30 billion in the US, so massive markets and-

Harry: That’s a lot.

Craig: -globally obviously much, much bigger than that.

Harry: Yes. I didn’t mean to interrupt you as you were talking about that as well.

Craig: Both Travis and I started getting more and more excited about the market opportunity and what was there, and less and less excited about the unit economics and the lack of focus on the unit economics was really the bigger issue. We looked at each other and said, “I think it’s time to start a business.” We systematically did two things. We started to unwind everything at BrightMark, and we started to really ramp up our effort at the Local Bounti, and that was about three and a half years ago.

Harry: It’s really interesting. Did you know that the opportunity was so big, and as you started moving further into this and researching it and realizing that you would have to build something, that there’s no way you could do that at BrightMark at the same time?

Craig: Correct, yes, just from both of our past experiences. I don’t like people that dabble, I don’t like dabbling. I think dabbling is the enemy of progress. I think you can do a certain amount of dabbling when you’re at a certain point, but if you’re going to do something like Local Bounti, it’s all hands on deck. It’s full-time. I could sit on a board, but that’s about it. That’s about all the time I’ve got.

Harry: You’ve had a lot of experience leading and building up companies. How do you think about this, if it’s different, if it’s not, but quickly scaling up a company? It’s something I always think about also as we start to grow as well. Where do you look in terms of key hires, and at that point, do they take over and help with the scaling? I’m always really curious, how new ventures think about personnel when it comes to scaling.

Craig: The first thing I’ll say on that is I think today people are more interested in working for organizations that are in alignment with their values. I just feel very strongly that talent wants to be aligned with what they believe in. When we tell the Local Bounti story, and I’m sure when you tell your story, there is really passionate excitement about the potential for growing products that are better for the consumer utilizing 90% less water and land just to use round numbers, no herbicides and pesticides. Just the whole story of CEA generally and Local Bounti specifically has been really powerful in our ability to add talent.

Now, the other thing I like is I like to bring talent from all different corners of the world. Not just geographically, but from an industry basis. Travis and I come from the energy space, we’re looking at things differently. Obviously, we had to step up the ag people, our vertical farming talent, our horizontal farming, talent, all of that, our processing talent, all of that. That’s way down the path. I’ll give you a good example. Our Head of Construction is ex-Amazon. Who’s building more things right now than data center people and people like Amazon, right?

Harry: Yes.

Craig: So why not go get somebody— Now, he doesn’t know a lot about ag tech, but we’ve got people that know stuff about ag tech. He’s bringing heavy construction experience in. We’ve just populated, what I like to call, all four corners of the business with really talented people that share our values, share the vision of Local Bounti, are excited about what we’re doing, and bring unique skill sets that can help us truncate the process and the problems that are inevitably in front of us, every business.

Harry: Does that just come from experience and figuring out who are the key hires and where are those four pillars that would need the most focus if this is to succeed?

Craig: Yes, it is a heavy dose of experience. It helped that Travis and I were involved in so many businesses that BrightMark. It helped that GE and the two businesses I ran as the CEO from basically from the ground up, all of that builds on itself. One of the things we look at when we were at BrightMark looking in the CEA space was experience in management teams. Do you have experience putting a billion dollars of stuff in the dirt? Yes or no? If not, who on your team does?

I think investors should be looking at it in that way through that lens, and you find there’s a lot of technical talent, which is very important. I’m not diminishing the importance of technical talent, but it’s kind of like if you just— I exercise five or six days a week, but if I just did one thing on one part of my body, I would look way out of balance. A business is no different. You have to have that talent in all parts of the business in order to be balanced and able to really solve the challenges that are in front of you.

Harry: Given what’s been happening for the past year and a half, how do you think about it differently if it is different, this idea of people coming to the office, and people working remotely, how has that come into play now?

Craig: Yes, it’s such a great question. If you would’ve asked me that question two years ago, I would have said, “No way, it’s impossible. Sounds good, but it’s impossible,” and yet today, we commissioned our first facility utilizing FaceTime and Zoom, and things like that because the people from Europe couldn’t even get to our plant. I think what this does, Harry, to me is it speaks to the human spirit. Go past Local Bounti. Look at what we’re trying to do. We’re trying to change the agricultural world as it relates to these series of products to do things better, and yet, we’ve had everything against us.

In the middle of the pandemic, all these challenges, and yet here we are, progressing so nicely through the process, so I do believe there is a magic. We had our very first all-hands, or let’s say, leadership offsite meeting in June, and I can’t tell you how great it was for me just to be with the team, just to have those little sidebar conversations, break bread for dinner, breakfast, whatever. I felt fantastic, but I don’t know the ultimate answer on where people need to be located. Right now we’re doing a little bit of both, and it seems to be working, but we’re assessing it as we go along.

Harry: It just seems to be one of those skills that’s really important for leaders that do end up having success, this ability to take situations like that that are essentially Black Swan events, no one really saw this coming, and I think the people who’ve had success have that ability to pivot and realize how quickly do you make a decision because people were waiting to see how long this is going to last, and is this something that’s long-term that you have to account for and build for and maybe change course? I think being flexible is a really important trait.

Craig: I think so too. I also feel pretty strongly that business leaders should have a no-excuse mentality. We can make up reasons why we can’t do things or we can just do things and do our best and see where we fall. I think if you bring that into the equation, it sets the tone of “We’re going to do our best to make this happen.” It’s pretty astounding to me, not just Local Bounti, but a lot of my friends that are CEOs, they’ve told me their stories, it’s pretty astounding what people are doing virtually.

Harry: Yes, especially with the changes in technology and how people are pushing the limits, even virtual reality. I read- my friends and I would play poker occasionally, we’re all in different parts of the country. Apparently, you can do that remotely now too. [chuckles] It’s amazing what they’re going to be coming up with.

Craig: Yes. I think the ones that can learn to adjust and can thrive in the middle of it are going to really have a leg up.

Harry: Looks like you’re heading into the fourth year with Local Bounti. Have you changed anything in terms of how you started and your mission there, and given how the climate’s changed, or anything in terms of how fast you’re growing, what’s been some of the key takeaways and lessons?

Craig: I’d say the first two years were really more of just getting our feet under us, really trying to understand technology, trying to understand the whole unit economic dynamic, and understanding and really putting time in on the scaling of the business. We like to talk about going slow to go fast, I think a lot of people go fast, and they’re like, “Oh my gosh, I now have this monstrosity, how do I get it to run right?” We’ve taken the other approach to go slower at first, really get our feet on our ground and then really get after it. Our first facility’s really only been running for a year and a half, and that plant has taught us so many great lessons, and we started small. It’s a smaller facility. We’re currently expanding it by a little more than two times. Then our next facility that’ll break ground here not too far from now will be about three times the size of our first expanded facility.

What that’s allowed us to do is really work out all the kinks on a small scale and then be able to go to that bigger scale knowing what we’re going to get. That’s really key. I think multiple benefits to that, Harry. Number one, you could do all that very capital efficiently. Where others in this space have raised hundreds of millions of dollars over 10 or 15 years enter in 200 to 300 to 400 grocery stores, Local Bounti’s raised a fraction of a fraction of that and we’re in over 400 grocery stores today with our one facility.

Harry: That’s impressive.

Craig: We are very capital-focused. We like to call ourselves good stewards of capital or capital-efficient, and we take pride in that because we were investors. We don’t want to just be raising capital and then doing R&D experiments. We want to know what we’re getting. We’ll be doing plenty of R&D, trust me, but we won’t be doing it with our business operating meeting customers’ needs. That’s just a different mindset we brought into the business.

I would say go slow to go fast. I would say what we’ve learned, as your listeners probably know, Local Bounti is in the process of going public via SPAC. I think the quality of our investor base which includes Cargill and other high-quality people that are in our PIPE, private investment in a public entity, part of the SPAC, that quality of that PIPE is directly, what I would say, directly proportional to the technology and our ability to deliver. The unit economic side of the equation has been just a massive focus for us, and really it’s not just Travis and Craig. It’s everybody in the business. It’s the people on the ground floor as well very focused on what we call unit economics.

Harry: I imagine that time at BrightMark and working with all those companies has come into play here and been very helpful for you to have that perspective.

Craig: For sure. That experience is invaluable. It would be impossible to do this without a whole lot of experience in a couple of areas. One, that. Two, building things. Three, leading people. You’ve got to have that in an industry like this that’s going so fast and is so disruptive.

Harry: You mentioned being good stewards, and I was reminded of the fact that you were supporting the UN Sustainable Development Goals as well which I thought was really interesting and admirable as well. Can you talk a little bit about that?

Craig: Yes, I’d love to. I feel like, and Harry, maybe I could turn around and ask you this question when we’re done, I feel like ESG and sustainability is moving away from what was more philanthropic before and starting to have a little bit of an edge to it. I think the UNSDGs are really, really a great step in the right direction. Local Bounti is all in on that.

First of all, CEA is a poster child for sustainability as an industry in general. 95% less water, land, herbicides, pesticides, carbon footprint, local to the consumer, all that stuff. Lots of reasons why CEA is a sustainability winner. However, at Local Bounti, the twist we’re gonna take on this, our chief sustainability officer is a former CEO in the energy space. He went out and got his GRI certification, and we are getting very, very granular on our metrics.

We directly touch on 10 of the 17 UNSDGs directly. Indirectly we touch on all 17, but that’s not enough for us. The way we’re looking at this is to go from philanthropy to where we are now, where there’s a lot more interest, to where consumers actually purchase products based on the impact that product had on the environment. Let me give you a picture of my vision for the consumer.

Next time you’re in the grocery store, go into the produce section and stand in front of the lettuce section and ask yourself, do you know what these products went through to get onto this shelf? Do you understand the impact that it’s had on the environment? Do you understand the difference between this, this, and this, all that are “the same”? The answer to that question is a gargantuan lack of transparency at the consumer level.

What Local Bounti is going to do is measure our sustainability, our impact at the plant level one day, and be able to say to the consumer, “Here’s a QR code. Hit on that. Look at how this plant went through the process and what happened.” Now, because our unit economics are as good as they are, our sustainability metrics will be better. It all comes back again to that unit economic. If you could grow a plant more efficiently, you’re, by definition, using less energy, less water, less labor per plant, less cold chain, less, less, less. All of that goes into that one purchase decision. It’s going to be very, very powerful.

Today that transparency isn’t there. In the near future, that transparency will be there, and Local Bounti as a brand, we want to be the brand that people look to and trust to say, “Those guys are doing everything they can to cut the impact down for this head of romaine lettuce I’m about ready to buy.”

Harry: I’ll definitely be doing that next time I’m in the produce aisle. [chuckles] It’ll be hard not to, but I think it is interesting, that whole point of- it’s not that it’s a dirty little secret, but it’s not as upfront and center and top of mind for people because I think they just assume it’s just a bunch of clamshells, and even the packaging, where’s that going when it’s done, and where’s that coming from, and what’s the impact for there. I think taking an active role and a leadership role in sustainability is going to really set Local Bounti apart.

Craig: We agree, and the brand thing too, the brand’s really important. I think consumers, I know I do, when I go into a store, I have my brands that I like, and for whatever reason, I’m connected to that brand and I buy that versus that, I just do that. If you think about the produce section, there’s not a lot of branding there. It’s a brand-negative space. There’s just nothing really there to aspire to, and it’s our goal to change that.

I think too, it’s important for the listeners to hear as well, Harry, there will be multiple winners in the CEA space. It’s not like Local Bounti or nothing. We’re rooting for all of our competitors and really rooting for the whole industry. We wish everybody well. It’s just, we believe the way we started and where we’re at, we’re coming at this from a different angle. We’re trying to draw the contrast for your listeners, recognizing that the market’s so big, there will be multiple ultimate winners.

Harry: Then what I love is that that’s been a consistent thread throughout all these interviews that everyone that I’ve spoken to, to a person, to a leader, agrees that the scope of the problem is so big that it’s an all-hands-on-deck moment and that everyone that’s contributing to this space, regardless of the size of the company or the initiative, I think it’s what we need at this time because there’s a dire need for local access to food, fresh food, and just covering all the topics you touched upon when we were talking about sustainability. I think the more people that are doing this, the more conversations we’re having about this, it’s all needed, and all-important.

Craig: Agreed. I think the whole industry, in general, has a huge responsibility to get this right and to get this into the system, and it motivates me every day. I can tell you that because— It’s funny. We ship product to one of our investors. I’ll leave his name out, and he’s an unbelievably accomplished individual, former CEO of a big publicly-traded company, worked for one of the top investment banks, one of the top three, the top investment bank, and I think it was over Easter break or something, and we shipped him a whole bunch of Local Bounti produce for the Easter weekend.

He called me and he said, “My two daughters said to me, ‘Dad, we’ve always been proud of you. but we never really knew what you were doing, and we thought you were in the oil thing, and we don’t like oil and all that.’ After they’d eaten some Local Bounti lettuce, they said, ‘Wow, dad, we’re so proud of what you’re doing, and you’re working to make our lives- this next generation—’” I think a lot of us just feel that way. The time has come for this to happen, we could compete head-to-head at a price point with better ESG and a better product. We can grow it more sustainably. It can taste better, have better texture, last longer at the same price point. The time has come for these products to happen.

Harry: As you mentioned, there’s just an education that needs to happen as well, and educating consumers as to the differences and what quality fresh produce tastes like because I think we’re just all accustomed to heads of lettuce— Again, I grew up in the ‘80s, so I’m sure the stuff that I was tasting and trying back then is leap years before what’s available now in terms of freshness and quality.

Craig: Right. I think there’s a lot of great coming in this face for consumers. I think the other thing too, I know some consumers look to lettuce, for example, we keep picking on that, and they’re saying, “I’m going to have a salad, today’s Wednesday, I’m going to have a salad on Friday or over the weekend, I could go and buy that head of lettuce now,” right? Otherwise, they got to have a line of sight on when they’re going to have that lettuce.

Our products, you can buy that head of lettuce and know “I’m going to have a salad in the next month, I’m going to have salad in the next month. That product’s going to last and be ready to go whenever I want that salad.” That’s a game-changer for the consumer. I have those little mini carrots in my fridge. [crosstalk] Whenever I need a snack, I walk over and have a couple of little mini carrots. That’s the way I think we’re going to start thinking about the product because they’re just grown closer to the consumer[unintelligible 00:44:12], they’re grown without all that stuff on them. They haven’t been triple washed with some chemical concoction, we don’t know what it is, and it’s just better. Bottom line.

Harry: Yes. People assume when they hear terms like “triple washed”, they think that’s a good thing, but they probably have to do a bit of homework as well. What’s a tough question you had to answer?

Craig: So many good ones. I think one of the questions we get frequently is, “What are your thoughts on international, and how do you see this playing out internationally?” We have a plan in place. The plan is in primarily 17 states in the western United States to get us to a certain critical mass. We’re very focused on that plan, the whole team. However, this challenge is a global challenge, which one of the things Travis and I really hold to because I have a lot of experience all over the world, I’ve lived in many different regions, Latin America, Middle East, Southeast Asia, been all over the place, and think this is an international opportunity. Remember, Cargill is in under the tent[unintelligible 00:45:17] with us, they’re an international business. It’s inconceivable to think we would not have some type of international platform at some point in time. Right now, our focus is in the US specifically, and really go slow to go fast, and then I think you’ll see Local Bounti be a presence in multiple different regions of the world over time.

Harry: I’m curious, you mentioned the topic of stress earlier in terms of high-stress situations, and especially when you’re moving pretty fast. Just personally, how do you manage that on a day-to-day basis?

Craig: Well, exercise is one, I think that’s a big one. I think staying grounded. I have an amazing family. My mom and dad live not too far from me. My wife and her mom-- My wife lives here obviously. Her mom lives on our property with us, have kids. Kids are a great way to help you forget everything that happened during that day in particular.

I think though too this is another learned experience over time. The phrase I like to use is, never too high, never too low. Find yourself trying to top off those peaks and try to minimize the valleys a little bit. I think what that does is puts you in a better frame of mind. The other thing that helps is having talent. Talent helps spread the stress around a little bit. If you’re feeling super stressed but nobody else in your company is, you got an issue there. You either have the wrong people or you’re not delegating appropriately, and that’s a trick to the trade as well, but let’s face it. Anything that’s disrupted anything is stressful. It’s not easy. That’s why it takes somebody that has a broad skill set to do it.

We’re not an application. We couldn’t just program something and change the game. This is a little more I’d say a little bit more old school than that. This is, at the end of the day, still feeding people, but yes, it’s a challenge. It’s a challenge, but Travis and I like to say this to everybody. “You own your own balance. I’m not responsible for your balance, but I will tell you a hundred times a day if you need to. You need to be in balance, take your balance, control your own balance,” but it’s sometimes easier said than done.

Harry: True. What’s something you’ve changed your mind about recently?

Craig: As it relates to Local Bounti or in life?

Harry: Anything? Yes, life.

Craig: Well, it’s funny. With Local Bounti, we have such a clear focus. It’s not a whole lot changing there. We do have quite a bit of IP in the work, around our technology and we’re evaluating how deeply we want to go there, we haven’t really changed course, but it’s on the radar. I have put my amateur car collection on hold. I’ve been buying these old Ford cars. I haven’t been doing any of that. I can assure you of that.

Harry: What’s one of your favorites?

Craig: I have a ‘71 Ford Bronco. It’s just spectacular. I love it. Then I have a ‘63 Ford Falcon that’s really in good shape. Those are fun. I’ve enjoyed that, but right now I just don’t have the time. It will have to happen at some other point in time.

Harry: I imagine that’s a good way to direct the excess stress. [chuckles]

Craig: 100%. I have an old barn on our property, have the cars in there, and I’ll go out there and tinker around on a weekend or something. It’s a good place to go.

Harry: I saw that you were recently featured- the company was recently featured in People as well. I’m wondering in terms of thinking about it from a mass-market perspective, obviously, for us, that trade press is always good, but when you can start to appear in mass-market publications, I imagine that’s a great opportunity to educate the broader audience as to what’s happening.

Craig: Yes, for sure. I think it goes back to this whole transparency thing. I think people don’t know what they’re eating. I think people don’t know what they’re putting in their bodies. That goes for me too because Local Bounti isn’t in Texas. I don’t know what I’m getting at my local grocery store. I’m not sure. I think that just raising the awareness for people to understand that there’s something out there that’s happening, that is a game-changer for their families.

The research we’ve done as it relates to people, and one of the reasons we named the company Local Bounti is when we were doing our research and our due diligence, we kept hearing over and over again, local, the word “local”. Consumers wanted local product, retailers wanted to have local product because produce is one of the things that pull people into the grocery store.

You don’t think about going to the grocery store to buy Skippy Peanut Butter. You’re going to the grocery store because they have great produce typically or a good meat, some specialty thing. I think that whole transparency thing, the whole thing around being local really became a big part of what we wanted to do. Most customers are thinking local, and then they’re thinking about what’s best for their family, and all of that has to mesh with their budget. When you could touch on those three things, you’re going to have a game-changer. I think being able to expose Local Bounti to People type of a publication begins to, I guess, raise that awareness, which is overarchingly positive.

Harry: Yes. That’s a really good story. Time flies as always during these interviews. [chuckles]

Craig: It’s already over, I can’t believe it.

Harry: Yes, but I really am glad we got the chance to connect, and I’m really inspired by what you’re doing at Local Bounti. It’s so interesting to see how you’ve decided to tackle this problem based on all your time and with all your leadership experience, your time at GE, your time at BrightMark, feels like you’ve been preparing for this role in terms of getting ready to address a challenge that we’re all experiencing not just in this country, but across the globe. I’m sure there’s a sense of pride in terms of the work that you do and excitement about the change that you’re leading at Local Bounti. I really appreciate you sharing the story. I’m excited to see what’s next on the horizon for you guys.

Craig: Harry, thank you so much. Again, I’ll close by just saying thank you for all you’re doing and your firm is doing for getting the message out there. It takes a village as they say, and whenever you want to chat about the industry or Local Bounti, please let me know. Just great to be with you today.

Harry: Yes, likewise, and then we’ll direct folks to the Local Bounti. It’s Bounti spelled with an I. We’ll make sure that’s included in the show notes as well.

Craig: Thanks again, Harry, so great to be with you.

Harry: Thanks, Craig. Special thanks to our episode sponsor Ceres Greenhouse Solutions. Ceres is creating sustainable growing environments by combining smart design innovative technology, and dynamic partnerships. Learn more at ceresgs.com that’s C-E-R-E-S-G-S.com. If you enjoyed this episode or past episodes, I’d love it if you leave a rating and review at ratethispodcast.com/vfp. We’ll be sure to read them out on future episodes. Until we meet again next week, here’s to your health.

[music]

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.